C21 Investments completes acquisition of Phantom Farms
High-quality Oregon producer brings premium brands & growth potential

Not for distribution to U.S. newswire services or for dissemination in the U.S.

VANCOUVER, February 4, 2019 – C21 Investments Inc. (“C21 Investments” or the “Company”) (CSE: CXXI) today announced that it has completed the acquisition of Phantom Venture Group LLC and Phantom Brands, LLC of Oregon (together, “Phantom Farms”). Phantom Farms has outdoor cannabis cultivation facilities totalling 80,000 square feet with an additional 40,000 square feet under development in Southern Oregon. Phantom Farms also operates a 5,600 square foot facility which includes a wholesale distribution warehouse and an extraction laboratory, and a 7,700 square foot state-of-the-art indoor grow facility in Central Oregon.

In consideration for the acquisition, the Company agreed to issue: (1) 2,670,000 common shares of the Company (each, a “C21 Share”) issued at the deemed issue price of US$3.00 per C21 Share; (2) warrants to purchase up to 1,700,000 C21 Shares at an exercise price of CA$1.50 per C21 Share on or before February 4, 2021; and (3) up to an additional 4,500,000 C21 Shares (the “Earn-Out Shares”), at a deemed issue price of US$3.00 per Earn-Out Share, to be issued over a period of seven years, based on the following: (a) 20% of the Earn-Out Shares, if the average closing price of the C21 Shares on the CSE is CA$3.00 or more in any future 150-day period; (b) a further 20% of the Earn-Out Shares, if the average closing price of the C21 Shares on the CSE is CA$5.00 or more in any future 150-day period; (c) all of the Earn-Out Shares, if the average closing price of the C21 Shares on the CSE is CA$7.00 or more in any future 150-day period; (d) one-half of the Earn-Out Shares upon the acquisition of more than 50% of the issued and outstanding C21 Shares or the disposition by C21 Investments of all or substantially all of its assets (in either case, a “Change of Control”) at a value per C21 Share of CA$3.00 or more; and (e) all of the Earn-Out Shares upon a Change of Control at a value per C21 Share of CA$5.00 or more.

“Phantom Farms is a high-quality operation with a talented team producing some of the finest products in Oregon,” said Robert Cheney, President and CEO of C21 Investments. “Phantom is also one of Oregon’s oldest and most recognized premium brands in a consumer products sector where few genuine brands exist. We are excited about the growth opportunities that Phantom Farms brings to our company.”

“Our team is keen to be part of the growing C21 family, where we have the opportunity to invest in our business and push our brand beyond Oregon,” said Sky Pinnick, CEO of Phantom Farms and a Director of C21 Investments. “Quality, branded consumer packaged goods that are part of a vertically integrated business are key to unlocking the potential of the cannabis industry in the U.S.”

As disclosed in the Company’s news release dated October 17, 2018, C21 Investments has a subsisting agreement to purchase SDP Development Group LLC, the owner of the real property used in the business of Phantom Farms, scheduled for completion on or before October 15, 2020.

C21 Investments’ strategy is to acquire successful cannabis operations with experienced management teams in place. C21 Investments’ focus is to expand into jurisdictions where it can wholly-own indoor/outdoor cultivation operations, processing/extraction facilities, bakeries, branded products, and retail dispensaries with a large distribution network.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and, accordingly, may not be offered or sold within the United States, or to or for the account or benefit of persons in the United States or "U.S. Persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About C21 Investments
C21 Investments Inc. (CSE: CXXI) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company owns Silver State Relief in Nevada, and Phantom Farms, Eco Firma Farms, and Pure Green in Oregon. The Company has a definitive agreement to acquire Swell Companies in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. These developments are expected to add to the Company’s ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

About Phantom Farms
Phantom is a premium legacy cannabis brand based in Oregon, known for its organic cultivation practices, with a focus on quality terpene development. Phantom was awarded ‘Best CBD Flower’ at the prestigious Dope Cup in 2016 and 2018, and received ‘Outstanding Terpenes’ at the 2018 Cultivation Classic. Additional information on Phantom Farms can be found at www.phantom-farms.com.

Media contact:	Investor contact:
David Moorcroft	Dave Goad
S2C Inc.	Investor Relations
david@strategy2communications.com	dgoad@cxxi.ca
+1 416 727-1858	+1833 BUY-CXXI (289-2994)

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include: (i) the Company’s growth opportunities in connection with the acquisition of Phantom Farms; (ii) the expected closing of the acquisition of SDP Development Group; (iii) C21 Investments’ acquisition strategy; (iv) the Company’s expansion strategy and operations; (v) the impact of the acquisitions on the Company's ability to compete and grow revenue and EBITDA.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21. Although C21 believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the inability to finance and complete announced acquisitions, the failure to obtain necessary regulatory approvals to upgrade and expand the acquired business as planned, failure to execute on its acquisition and expansion strategies, competitive factors in the industries in which C21 operates, inadequate capital requirements, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21.

The forward-looking statements contained in this news release represent C21’s expectations as of the date hereof, and are subject to change after such date. C21 disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.